[SUNTECH LETTERHEAD]
March 21, 2011
Ms. Lynn Dicker, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Mr. Kevin L. Vaughn, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Suntech Power Holdings Co., Ltd. Form 20-F for the fiscal year ended December 31, 2009 Filed May 11, 2010 File No. 001-32689
Dear Ms. Dicker, Mr. James and Mr. Vaughn:
          Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 7, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”) of Suntech Power Holdings Co., Ltd. (the “Company”).
          For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.
Form 20-F as of December 31, 2009
Note 12. Investments in Affiliates, page F-29
1.	With respect to the previous agreement with GDI Partners Consulting Limited dated March 27, 2007, please tell us the total MWs of Suntech solar PV modules sold by the Agent during the initial term of the agreement. Please also tell us Suntech’s market share of the Spanish Solar PV Module market at the end of the initial term. Tell us how, if at all, the sales of solar PV modules sold by the agent or your market share of the Spanish Solar PV Module market impacted the term and termination provisions of the agreements.

The Company respectfully advises the Staff that the Agent sold 76.4MW of Suntech solar PV modules during the initial term of the agreement. For 2007, the Company estimates that its market share of the Spanish Solar PV Module market was approximately 19.7%.

The Company further respectfully advises the Staff that neither the sales of solar PV modules sold by the Agent nor the Company’s market share of the Spanish market affected the term and termination provisions of the agreements. Rather such termination was linked to the factors discussed in the Company’s response to prior comment 2 in the comment letter dated January 19, 2011.
Form 6-K filed December 6, 2010
Exhibit 99.1
2.	We note your statement that “GSF is in the process of constructing 140MW of projects, of which at least 80MW are expected to be completed in the fourth quarter of 2010 and the remainder will be completed in 2011. As a result [you] expect that the fair value of those projects will increase significantly and [you] will recognize a related gain in earnings of affiliates in the fourth quarter of 2010 and in 2011.” Please address the following:
–	Clarify for us your reference here that GSF is in the process of constructing 140MW of projects. Reconcile this statement with your prior disclosures that the projects are being constructed by the investee companies in GSF. To the extent that you are selling any products directly to GSF, tell us how you are accounting for such sales.

The Company respectfully advises the Staff that the reference to GSF in the statement noted by the Staff above is inaccurate. Such reference should have been to the investee companies of GSF. The Company respectfully advises the Staff that for the years ended December 31, 2009 and December 31, 2010, the Company did not sell any products directly to GSF, and all such sales were made to investee companies of GSF.

–	In this regard, please revise future filings to clearly and consistently describe the parties to transactions. For example, if a transaction is with an investee company of GSF, you should disclose that fact rather than referring to it as a transaction with GSF.

The Company notes the Staff’s comment and confirms that it will revise its future filings to clearly and consistently describe the parties to the transactions.

–	Revise future filings to explain to investors in greater detail why the value of GSF, your equity method investee, significantly increases upon completion of PV projects by the GSF investee companies. Clarify whether GSF or its investee companies have signed commitments for purchases of the generated electricity. Provide us with a sample of your proposed revised disclosure to be included in future filings.

The Company respectfully advises the Staff that it will revise its future filings to explain to investors in greater detail the reason the value of GSF, the Company’s equity method investee, significantly increased upon completion of PV projects by the GSF investee companies.

A sample of the Company’s proposed revised disclosure to be included in future filings is set forth below:
“We account for our investment in GSF using the equity method of accounting. GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value. As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings. Accordingly, under the equity method of accounting, we record our proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in our consolidated results of operations.

The fair value of GSF’s investee companies is based on their phase of development. There are four phases of development, including (i) acquisition of permits for projects, (ii) project and permit development, (iii) construction of the plant, and (iv) operation of the plant. GSF values its investee companies at cost until the construction phase is completed. GSF believes completion of the construction phase to be the most significant milestone in the investee company’s performance as the majority of the risks of project success have been cleared including, but not limited to, (i) construction risk, (ii) financing risk, and (iii) grid connection risk, which is substantially reduced as connection to the grid is managed by a government authorized third party who is obligated to connect the plant to the grid in a timely manner once construction is complete.

While there are models that would allow for increases in project value over the life of the project, such as the dealer profit model, GSF did not initially adopt such a model as GSF has limited operating experience in the project construction business and, as such, is building its track record on project and permit development, construction, project financing and plant operation. Further, GSF does not believe that the dealer profit model, or other similar model, is common industry practice in Europe currently for the previously mentioned reasons.

Upon completion of the construction phase, GSF calculates the fair value of its investee companies using a discounted cash-flow method which utilizes estimates and assumptions that market participants would use in pricing the same or similar investments in a current transaction. Key assumptions used in the models include estimated power output during the life of the project, government feed-in-tariff rates, estimated operational costs during the life of the project, cost of capital discount rate, project lifetime, and income tax ratio.”

The Company further respectfully advises the Staff that as of the date hereof, GSF and its investee companies have not yet signed power purchase agreements for generated electricity. Under the Italian system, the final power purchase agreement is signed only after connection of the PV system to the grid is completed. As described above, connection to the grid is managed by a government authorized third party who is obligated to connect the plant to the grid in a timely manner once construction is complete. Under the Italian system, before the power purchase agreement is signed, government regulations provide assurance that electricity generated through PV technology will be sold to the electric system at market price plus a feed-in-tariff premium fixed for 20 years, provided permits had been obtained and construction is completed on time.
–	In light of the potentially significant impact of changes in GSF’s valuation of its investee companies on your financial statements, revise future filings to disclose the significant estimates and assumptions and the methods used to value GSF’s investments in its investee companies.

The Company notes the Staff’s comment and confirms that, as discussed in its response to the preceding comment, it will revise future filings to disclose the significant estimates and assumptions and the methods used to value GSF’s investments in its investee companies under the Critical Accounting Policies in Item 5 of its Form 20-F, and will also include risk factors related thereto.
Exhibit 99.2
3.	We note from page 119 that you are recognizing gains on changes in the fair value of investee companies of GSF. In light of the complexities in the structure and accounting for the investment in GSF and GSF’s investments in the investee companies, please revise to more clearly explain how you account for your investment in GSF. Separately, explain how GSF accounts for its investments in investee companies. Explain to the readers how changes to the fair value of the investee companies impact the results of GSF, and further how those changes impact your financial statements. For example, clarify in future filings that in accordance with paragraph 323-10 35-4 of the FASB Accounting Standards Codification you are recognizing your share of the earnings or losses of your equity investment in GSF and that since GSF is an investment company, its net income or loss is affected by the changes in the fair value of its investee companies.

The Company respectfully advises the Staff that it will revise its future filings to more clearly explain how the Company accounts for its investment in GSF, and will also explain how GSF accounts for its investments in investee companies, how changes to the fair value of the investee companies affect the results of GSF and how these changes affect the Company’s financial statements.

Specifically, the following additional disclosure will be included in future filings:

“We account for our investment in GSF using the equity method of accounting. GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value. As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings. Accordingly, under the equity method of accounting, we record our proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in our consolidated results of operations.”
* * * *

          The Company notes for the Staff that the Company is seeking to file its 2010 Annual Report on Form 20-F during the first half of April 2011. In connection therewith, the Company would be grateful if the Staff can expeditiously review the Company’s responses to these comments and confirm whether the Staff has completed its review of the Company’s 2009 Annual Report on Form 20-F. The Company would like to resolve any remaining comments the Staff may have prior to the Company’s filing its 2010 Annual Report on Form 20-F.
          In connection with responding to the Staff’s comments, the Company acknowledges that:
–	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

–	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-510-8531-8888.

Sincerely,
/s/ Dr. Zhengrong Shi
Dr. Zhengrong Shi
Chief Executive Officer